CHINA MEDIA GROUP CORPORATION
September 30, 2011
Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington DC, 20549 USA
Attention:	Mr. Larry Spirgel Assistant Director
Dear Sir,
Re:	China Media Group Corporation (the "Company") Form 10-K for the fiscal year ended December 31, 2010 Filed April 21, 2011 File No. 0-50431
We refer to your mail on August 24, 2011 and your reminder letter dated September 19, 2011 in respect to the above captioned matter and respond to the item in your email as follows:
Note 2 Summary of Significant Accounting Policies and Realization of assets
Principles of consolidation, page F-7

We consolidated our two 50% subsidiaries, Beijing Ren Ren Health Culture Promotion Limited ("BRR") and ATC Marketing Limited ("ATC") based on the fact that we have control the board of these companies, even though we have 50% interests in BRR and ATC. In both cases we have the controlling vote to exercise control at the respective board level.

The accounting literature we rely on is Statement 141 and ASC 805, and on Paragraph 3 of the Amendments of ARB No. 51 stating that "All majority-owned subsidiaries - all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interests - shall be consolidated except those described in the last sentence of paragraph 2."

In addition, the Deloitte IFRS Global Office has published "A Guide to the Revised IFRS3 and IAS27." As shown on page 23 of this guide regarding IAS27 (2008).13 which specifies the concept of control. Moreover, in "Financial Reporting developments -Business Combinations Accounting Standards Codification 805 Revised October 2010" issued by Ernst & Young (at the web link below) comparing on Page 2 Statement 141 and ASC 805 where both literature require business combination to have the concept of "control". Based on this concept of control, the management of the Company considered BRR and ATC as subsidiaries of the Company since it controls the financial and operational affairs of these subsidiaries, and thus included these 2 entities into its consolidated financial statements.

Ernest & Young web link

http://www.ey.com/Global/assets.nsf/United%20Accounting/ATG_FRD_BB1616/$file/ATG_FRD_BB1616.pdf

Details of the two entities below:-

Good World Investments Limited ("GWIL"), a wholly owned subsidiary of the Company, has an agreement with a Chinese owner of 10% interests in BRR who is also director on the BRR's Board that he has agreed to vote in favor of the Chairman of BRR, who is nominated by GWIL in the event that there are any resolutions that are deadlock. Thus through the control of the voting interests on the BRR's Board, GWIL controls the financial interests in BRR.

Similarly, the Company has control of the board of ATC whereby the shareholders agreed that the board of ATC consist of 5 members whereby the Company can appoint 3 directors. Thereby controlling the board of ATC in all its affairs.
The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully,
For and on behalf of
China Media Group Corporation

/s/ Cheng Pheng LOI
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Cheng Pheng LOI, President
cc.	Ivette Leon, Assistant Chief Accountant Carlos Pacho, Assistant Chief Accountant